Mail Stop 4561

May 5, 2008

Russell McCann
Chief Financial Officer and Treasurer
Franklin Bank Corp
9800 Richmond Avenue, Suite 680
Houston, Texas 77042

>   **Re: Franklin Bank Corp**
>   **Item 4.02 Form 8-K**
>   **Filed May 2, 2008**
>   **File No. 001-32859**

Dear Mr. McCann:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed May 2, 2008:

1. We note your disclosure in paragraph three of your Item 4.02 Form 8-K describing the facts underlying your conclusion that the September 30, 2007 Form 10-Q should no longer be relied upon. Please revise to provide an enhanced description of the specific accounting errors identified that led to this conclusion. Also consider disclosing the impact of the error, if known.

2. We note your conclusion that the September 30, 2007 Form 10-Q should no longer be relied upon. Please tell us how you determined that this error was isolated to the third

quarter of 2007 and therefore did not affect reliance on previous fiscal years (i.e., December 31, 2006 Form 10-K) and / or the first two quarters of fiscal year 2007 (i.e., March 31, 2007 and June 30, 2007 Form 10-Qs).

3. We note that you have not yet filed your December 31, 2007 Form 10-K and plan to file your amended Form 10-Q for the quarter ended September 30, 2007 Form 10-Q "as soon as practicable". Please provide us with any updates with regards to your intentions to file these reports.

4. When you amend your periodic report for the quarter ended September 30, 2007 and file your December 31, 2007 Form 10-K, describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

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As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Benjamin Phippen, Staff Accountant at (202) 551-3697.

Sincerely,

Benjamin Phippen
Senior Staff Accountant